

NEWS RELEASE

ENERPLUS CORPORATION

The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

March 22, 2022

Enerplus Schedules Upcoming Analyst & Investor Update Focused on the Bakken

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) today announced it will be hosting an analyst & investor update on April 12, 2022, from 9:00 – 10:30 AM MT, where it expects to provide a detailed review of its differentiated Bakken position including a discussion on its drilling inventory, development plan, key operational accomplishments, ESG initiatives and outlook for Bakken oil pricing.

Participants can join the event through a live conference call and webcast. To register for the webcast, please go to www.enerplus.com and click on "*Analyst & Investor Update on the Bakken*". Presentation materials will also be posted here on the day of the event.

For those who will be joining via conference call, the details are as follows:
Dial-in North America (toll free): 1-888-390-0546
Conference ID: 10646250

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304